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wilmerhale.com

May 18, 2018

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Translate Bio, Inc.
Amendment No. 2 to Confidential Draft Registration Statement on Form S-1
Submitted March 30, 2018
CIK No. 0001693415

Ladies and Gentlemen:

On behalf of Translate Bio, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 2 (“Amendment No. 2”) to the Confidential Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 2 is being submitted in part to respond to comments contained in a letter, dated April 11, 2018 (the “Letter”), from the Staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to Ronald C. Renaud, Jr., the Company’s President and Chief Executive Officer, relating to the Registration Statement. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2.

Our Pipeline, page 3

1.	We note your response to prior comment number 3 and we re-issue the comment. It is not appropriate to include programs in your pipeline chart for which no product candidate is sufficiently advanced to identify such candidate in the prospectus. Please revise the pipeline chart to include only those programs for which a product candidate is identified.

Response: In response to the Staff’s comment, the Company has revised the pipeline chart to include only those programs for which it has identified a product candidate.

Capitalization, page 69

2.	Please explain how you derived the pro forma stockholders’ equity amount of $100,677 thousand as of December 31, 2017 given that the number of shares of common stock to be issued to Shire has not been stated herein.

Securities and Exchange Commission

Division of Corporation Finance

May 18, 2018

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, while the number of shares of common stock to be issued to Shire cannot be determined until the assumed initial public offering price is known, the entire contingent consideration liability related to anti-dilution rights ($1,494,000 as of March 31, 2018) will be reclassified to stockholders’ equity (deficit) when the shares of common stock are issued to Shire in satisfaction of contractual obligations. Such reclassification of the contingent consideration liability for the anti-dilution rights (assuming that the offering occurred on March 31, 2018) is disclosed as a pro forma adjustment in the “Capitalization” section on page 68 of Amendment No. 2. Accordingly, while the Company is not yet able to determine the pro forma amounts for common stock (at par value) or additional paid-in capital until the assumed initial public offering price is known, it is able to determine the total amount of pro forma stockholders’ equity as disclosed on page 68 of Amendment No. 2.

Specifically, as of March 31, 2018, the total amount of pro forma stockholders’ equity of $80,970,000 can be determined by adding the carrying value of redeemable convertible preferred stock ($193,081,000) to the contingent consideration liability related to anti-dilution rights ($1,494,000) and then subtracting the amount of total stockholders’ deficit ($113,605,000).

Notes to Consolidated Financial Statements

10. Income Taxes, page F-34

3.	Please revise your disclosure to state that provisional amounts will be finalized no later than the fourth quarter of 2018 rather than 2019, as that is one year from when the Tax Act was signed into law.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-35 of Amendment No. 2.

Securities and Exchange Commission

Division of Corporation Finance

May 18, 2018

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or e-mail at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc:	Susan W. Murley, Wilmer Cutler Pickering Hale and Dorr LLP
Ronald C. Renaud, Jr., Translate Bio, Inc.
Paul Burgess, Translate Bio, Inc.